SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Subject Company)

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Person(s) Filing Statement)

COMMON STOCK, par value HK $0.10 per share

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TEN SHARES

(Title of Class of Securities)

Common Stock (763991-02-3)

American Depositary Shares (04516X106)

((CUSIP) Number of Class of Securities)

CATHERINE CHANG

GENERAL COUNSEL

17th Floor, The Lee Gardens

33 Hysan Avenue

Causeway Bay

Hong Kong

+852 2500 0888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Mark S. Bergman

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Alder Castle

10 Noble Street

London

EC2V 7JU

+44 207 367 1601

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NOTICE

This announcement is for informational purposes only and does not constitute an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Mandatory General Offers (“MGO”) or otherwise. This announcement also does not constitute a Solicitation/Recommendation Statement under the rules and regulations of the SEC. The Possible MGO Offers, if and when made, would be made solely by means of a Possible MGO Share Offer disclosure document and the forms of acceptance accompanying such disclosure document, which will contain the full terms and conditions of the Possible MGO Offers, including details of how the Possible MGO Offers may be accepted. Those documents will be made available by the Offeror to all Scheme Shareholders, Option Holders and ADS Holders at no cost to them. In addition, Scheme Shareholders, Option Holders and ADS Holders would be able to obtain a free copy of those documents (if and when they become available) at the website maintained by the SEC (http://www.sec.gov). If and when the Possible MGO Offers are made, the Offeror would file with the SEC the documents required under the U.S. Securities Exchange Act of 1934. Scheme Shareholders, Option Holders and ADS Holders are advised and urged to read these documents if and when they become available because they would contain important information.

ITEM 9. EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99.1	Joint announcement released by AsiaCo Acquisition Ltd. and Asia Satellite Telecommunications Holdings Limited on April 24, 2007, regarding the resolutions passed at the Court Meeting and Special General Meeting to adjourn the Meetings indefinitely, resumption of trading and Mandatory General Offers.